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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 9)
                              --------------------

                              BROADVIEW MEDIA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    111382107
                                 (CUSIP Number)

                                JOHN C. LORENTZEN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 588-5600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 25, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                         (Continued on following pages)
                                   Page 1 of 6

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                                  SCHEDULE 13D

CUSIP No.  111382107

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John C. Lorentzen ("Lorentzen")

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                         (b)
3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not applicable.

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES                    7.   SOLE VOTING POWER - 235,916
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH          8.   SHARED VOTING POWER - 0

                                    9.   SOLE DISPOSITIVE POWER - 235,916

                                    10.  SHARED DISPOSITIVE POWER- 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Lorentzen and his wife, Penney L. Fillmer ("Fillmer"), jointly and beneficially own 197,800 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock"). Lorentzen individually owns 38,116 shares of Common Stock.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitutes approximately 9.0% of the outstanding shares of Common Stock (taking into account the Transactions described below). Lorentzen owns individually an additional 38,116 shares of Common Stock, and his total holdings equal 235,916 shares of Common Stock, which number of shares constitutes approximately 10.7% of the total outstanding Common Stock (taking into account the Transactions described below).

14.      TYPE OF REPORTING PERSON
         IN

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                                  SCHEDULE 13D

CUSIP No.  111382107

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Penney L. Fillmer ("Fillmer")

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                         (b)
3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not applicable.

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES                    7.   SOLE VOTING POWER - 197,800
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH          8.   SHARED VOTING POWER - 0

                                    9.    SOLE DISPOSITIVE POWER - 197,800

                                    10.   SHARED DISPOSITIVE POWER- 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Fillmer and her husband, John C. Lorentzen ("Lorentzen"), jointly and beneficially own 197,800 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock"). Lorentzen individually owns 38,116 shares of Common Stock.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitutes approximately 9.0% of the outstanding shares of Common Stock (taking into account the Transactions described below). Lorentzen owns individually an additional 38,116 shares of Common Stock, and his total holdings equal 235,916 shares of Common Stock, which number of shares constitutes approximately 10.7% of the total outstanding Common Stock (taking into account the Transactions described below).

14.      TYPE OF REPORTING PERSON
         IN

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ITEM 1. Security and Issuer.

      This Schedule 13D, as amended, relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Broadview Media, Inc. (f/k/a Northwest Teleproductions, Inc.), a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4455 West 77th Street, Minneapolis, Minnesota 55435.

ITEM 2.  Identity and Background.

         (a) This Schedule 13D is filed by each of John C. Lorentzen ("Lorentzen") and Penney L. Fillmer ("Fillmer").

         (b)   The residence address of Lorentzen and Fillmer is:

               1205 S. Main Street
               Wheaton, IL 60187

         (c) Lorentzen is presently an attorney with Winston & Strawn, 35 West Wacker Drive, Chicago, IL 60601. Fillmer is presently an attorney but no longer practices law.

         (d) and (e) During the last five years, neither Lorentzen nor Fillmer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)    Lorentzen:   United States of America
                Fillmer:     United States of America

ITEM 3.  Source and Amount of Funds or Other Compensation.

      Not Applicable.

ITEM 4.  Purpose of Transaction.

         Neither Lorentzen nor Fillmer has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs
(b) through (j) of the instructions for this Item 4. Lorentzen and Fillmer reserve the right to change their plans and intentions at any time, as they deem appropriate. Market conditions permitting, Lorentzen and Fillmer may acquire additional securities of the Issuer.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitutes approximately 9.0% of the total outstanding shares of Common Stock. Lorentzen individually owns 38,116 shares of Common Stock, which constitute approximately 1.7% of the total outstanding shares of Common Stock. Lorentzen beneficially owns 235,916 shares of Common Stock, which number of shares constitutes approximately 10.7% of the total outstanding Common Stock.

               On March 25, 2003, the Issuer sold 700,000 shares of Common Stock to a person other than Lorentzen and Fillmer and obtained a commitment to purchase an additional 100,000 shares of Common Stock from the Issuer (the "Transactions"). The Transactions were publicly announced by the Issuer on March 26, 2003. As a result of these

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               Transactions, the Issuer would have 2,200,379 shares of Common
               Stock outstanding. The percentages in this Amendment 9 are based upon that number of shares of Common Shares outstanding after completion of the Transactions. The Transactions did not affect the number of shares held by Lorentzen and Fillmer, but did reduce their percentage ownership of the outstanding Common Stock.

               On March 26, 2003, the Issuer also announced that: (i) the purchaser of the 700,000 shares had been elected to the Issuer's board of directors; (ii) such purchaser had been issued warrants to acquire 350,000 shares of Common Stock at an exercise price of $1.25 per share; and (iii) warrants to acquire 50,000 shares of Common Stock at the same exercise price were expected to be issued in connection with the purchase of the 100,000 shares of Common Stock referenced above.

         (b) Lorentzen and Fillmer, a married couple, jointly have the sole power to direct the vote and disposition of 197,800 shares of Common Stock. Lorentzen has the sole power to direct the vote and disposition of an additional 38,116 shares of Common Stock.

         (c)   None.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On April 11, 2002, the Issuer's board of directors approved resolutions that, among other things: (i) expressly approved Lorentzen's acquisition of 38,116 shares of Common Stock (which took place on May 18, 2002); (ii) approved Lorentzen's right to purchase up to an additional 38,116 shares of Common Stock in open market or private transactions within eighteen months after May 18, 2002; and (iii) provided, in effect, that the acquisition of Common Stock pursuant to (i) and/or (ii) above will not have any effect under the Issuer's Rights Agreement dated July 31, 1998, between the Issuer and American Stock Transfer & Trust Company. The Issuer's board of directors did not alter these resolutions in connection with the Transactions.

ITEM 7.   Material to be Filed as Exhibits.

Exhibit 1:  Agreement between Lorentzen and Fillmer Regarding Joint Filing.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Ninth Amendment to Schedule 13D is true, complete and correct.



                                           /s/ John C. Lorentzen
                                           ----------------------------------
                                           John C. Lorentzen

                                           Dated: March 27, 2003




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Ninth Amendment to Schedule 13D is true, complete and correct.


                                           /s/ Penney L. Fillmer
                                           ----------------------------------
                                           Name:  Penney L. Fillmer


                                           Dated: March 27, 2003

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